

Mail Stop 4561

August 25, 2016

Robert Leng
Chief Executive Officer
Universal Power Industry Corporation
1385 Broadway, Suite 603A
New York, NY 10018

> **Re:** **Universal Power Industry Corporation**
> **Form 8-K filed August 8, 2016, as amended August 23, 2016**
> **File No. 000-55381**

Dear Mr. Leng:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K, as amended, indicates that it may fail to comply with the applicable requirements of the form because it does not contain all of the information called for by Item 2.01(f) of Form 8-K, nor does it provide the related information required by Item 9.01 of Form 8-K within the time period specified by Item 9.01(c).

In this regard, we note that immediately before the transaction reported in the current report you appear to have been a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. If you are no longer a shell, then you were required to provide in the current report filed within four business days of the acquisition the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirement of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of SEC Release No. 33-8587 and Sections 2.01(f) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K. Alternatively, provide us with a detailed analysis supporting your belief that you were not a shell immediately prior to this acquisition.

Please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or me at (202) 551-3483 with any questions.

Sincerely.

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services